GRB FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ (24,094)
Adjustment to reconcile net income to net cash provided by operating activities	
(Increase) in receivable from dealers	(1,641)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(25,735)
CASH FLOWS FROM FINANCING ACTIVITIES:	
NET CASH PROVIDED FROM FINANCING ACTIVITIES	0
CASH FLOWS FROM INVESTING ACTIVITIES:	
Reduction in investments	0
NET CASH PROVIDED FROM INVESTING ACTIVITIES	0
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,735)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	83,998
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 58,263

The accompanying notes are an integral part
of these financial statements